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                                    EXHIBIT 1
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                                    Contact:  Thomas J. DeVastu, President
                                    (617) 222-5926 ext. 127

/FOR IMMEDIATE RELEASE/

                                    John Swanson
                                    Swanson Communications, Inc.
                                    (212) 683-4890

CAMBRIDGE SOUNDWORKS IN DISCUSSIONS REGARDING ACQUISITION BY CREATIVE TECHNOLOGY LTD.

     Newton, MA, Oct. 6 -- Cambridge SoundWorks, Inc. (NASDAQ NMS: "HIFI") announced today that it is engaged in discussions with Creative Technology Ltd. regarding the possible acquisition of the Company by Creative. Creative currently owns approximately 25% of Cambridge SoundWorks common stock and is the company's largest customer for its multimedia products. A further announcement is expected if and when a final agreement is reached, although there can be no assurance that the parties will reach agreement.